UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. ___________)

                           Asia Electrical Power International Group, Inc.
(Name of Issuer)

Common Shares, par value $0.001 (Title of Class and Securities)

04519C109 (CUSIP Number)

                                               December 31, 2006
(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(	)	Rule	13d-1(b)
(	)	Rule	13d-1(c)
( X )		Rule	13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Yulong Guo

2.	Check the Appropriate box if a Member of a Group

(a) Not applicable
(b) Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization

China

	5.	Sole Voting Power	23,960,000 common shares
Number of			5,000,000 preferred shares
Shares Bene-
ficially Owned	6.	Shared Voting Power	Nil
By Each
Reporting
Person	7.	Sole Dispositive Power	23,960,000 common shares
PERSON			5,000 preferred shares

	8.	Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

23,960,000 common shares
5,000,000 preferred shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

( ) Not applicable

11.	Percent of Class Represented by Amount in Row (9)

47% common shares
100% preferred shares

3

12.	Type of Reporting Person

IN

Item 1
	(a).	Name of Issuer:

Asia Electrical Power International Group, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

6130 Elton Avenue
Las Vegas, Nevada, 89107

Item 2
	(a).	Name of Person Filing:

Yulong Guo

	(b).	Address of Principal Business Office or, if None, Residence:

Floor 1-4 Building 28, Lishan Industrial, Xinghai Road
Nashan District, Shenzhen, People¡¯s Republic of China 518052

	(c).	Citizenship

China

	(d).	Title of Class of Securities:

Common shares, par value $0.001
Preferred shares, par value $0.001

	(e).	CUSIP Number:

04519C109

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	[ ]	Investment Company registered under Section 8 of the Investment
Company Act;

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	(e)	[ ]	An Investment Adviser registered under Section 203 of the Investment
Advisers Act of 1940;

	(f)	[ ]	An Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or
Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

	(g)	[ ]	A Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G);
see Item 7,

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not applicable

Item 4.		Ownership.

(a)	Amount beneficially owned:

23,960,000 common shares
5,000,000 preferred shares

Each common share entitles the holder to one vote per share.

(b)	Percent of class: 47% - common shares
100% - preferred shares

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	23,960,000 common shares and
5,000,000 preferred shares

(ii)	Shared power to vote or to direct the vote: Nil

(iii)	Sole power to dispose or to direct the disposition of: 23,960,000 common shares and 5,000,000 preferred shares

(iv)	Shared power to dispose or to direct the disposition of: Nil

Item	5.	Ownership of Five Percent or Less of a Class.

		Not applicable

Item	6.	Ownership of More than Five Percent on Behalf of Another Person.

		Not applicable

Item	7.	Identification and Classification of the Subsidiary Which Acquired the Security
		Being Reported on by the Parent Holding Company.

		Not applicable

Item	8.	Identification and Classification of Members of the Group.

		Not applicable

Item	9.	Notice of Dissolution of Group.

		Not applicable

Item	10.	Certification.

		Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
Date

/s/ Yulong Guo
Signature